SHEARMAN & STERLING LLP

801 PENNSYLVANIA AVENUE, N.W.

WASHINGTON, DC 20004-2604

202 508-8000

FAX: 202 508-8100

WWW.SHEARMAN.COM

WRITER'S DIRECT NUMBER:

ABU DHABI

BEIJING

BRUSSELS

DÜSSELDORF

FRANKFURT

HONG KONG

LONDON

MANNHEIM

MENLO PARK

MUNICH

NEW YORK

PARIS

ROME

SAN FRANCISCO

SINGAPORE

TOKYO

TORONTO

WASHINGTON, D.C.

April 28, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Select Portfolios (the trust)

Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Business Services and Outsourcing Portfolio, Chemicals Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Industries Portfolio, Cyclical Industries Portfolio, Defense and Aerospace Portfolio, Developing Communications Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Food and Agriculture Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrial Materials Portfolio, Insurance Portfolio, Leisure Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Money Market Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Networking and Infrastructure Portfolio, Paper and Forest Products Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Growth Portfolio, Wireless Portfolio (the funds)

File Nos. 002-69972 and 811-03114

Post-Effective Amendment No.81

Dear Mr. Sandoe:

We serve as special counsel to the above-referenced funds in connection with the post-effective amendment to the funds' Registration Statement on Form N-1A that accompanies this letter. In that capacity, we have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the funds' investment adviser. FMR has represented to us that no significant changes have been made between the version reviewed by us and the version being filed electronically.

The Amendment includes certain changes in the disclosures contained in the funds' most recent post-effective amendment that are being made in response to SEC Staff comments. We understand that changes made in response to SEC Staff comments on the funds' most recent post-effective amendment may be incorporated in a filing under paragraph (b) of Rule 485. The Amendment is being filed under the Securities Act of 1933 and the Investment Company Act of 1940 and, in accordance with the designation made in the Amendment by the registrant, will become effective April 29, 2005.

Pursuant to paragraph (b)(4) of Rule 485, we represent that, to our knowledge, based upon our review of the draft Amendment and the position referred to above, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Shearman & Sterling LLP

Shearman & Sterling LLP

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners